ALPHATIME ACQUISITION CORP.

500 5TH AVENUE, SUITE 938

NEW YORK, NEW YORK 10110

January 23, 2024

BY EDGAR

Frank Knapp and Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AlphaTime Acquisition Corp
Form 10-K for the fiscal year ended December 31, 2022
Response Dated December 26, 2023
File No. 001-41584

Ladies and Gentlemen:

This letter is in response to the letter dated January 8, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) addressed to AlphaTime Acquisition Corp (the “Company”). For ease of reference, the text of the Staff’s comment is included below in bold-faced type, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2022

Evaluation of Disclosure Controls and Procedures, page 76

1. We note your response to our comment. Please note that simply making revisions to future periodic filings will not be sufficient. Please revise your periodic reports filed to date to include the required disclosures pursuant to Item 307 of Regulation S-K. As a part of your process, please consider whether failure to include the required disclosures previously impacts conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In light of these facts, if management concludes that the disclosure controls and procedures were effective. nonetheless, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Response: The Company acknowledges the Staff’s comment and respectfully advises that it has filed its revised periodic reports on January 23, 2024 to disclose that the Company’s internal controls and procedures were not effective given the failure to include the required disclosures pursuant to Item 307 of Regulation S-K.

If you have any questions, please feel free to contact me at (347) 627-0058 or our counsel, Michael J. Blankenship of Winston & Strawn LLP, at 713-651-2678.

Very truly yours,

/s/ Dajiang Guo
Dajiang Guo
Chief Executive Officer

cc: Michael J. Blankenship, Partner, Winston & Strawn LLP